UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      February 24, 2006

Mr. James Rudis, Chief Executive Officer and President
Overhill Farms, Inc.
2727 East Vernon Avenue
Vernon, California 90058


      Re:	Overhill Farms, Inc.
		Registration Statement on Form S-3
      Amendment No. 1 filed February 14, 2006
		File No. 333-130921

		Form 10-Q for the Fiscal Quarter Ended January 1, 2006
		Filed January 31, 2006
		File No. 1-16699

Dear Mr. Rudis

      We have reviewed your response letter dated February 10,
2006
and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-Q for the Fiscal Quarter Ended January 1, 2006

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 16

1. You have $44.8 million of debt due within 12 months which you anticipate refinancing. You give no assurances that you will be able to do so. Detailed disclosure of uncertainties is required if they are reasonably likely to have a material effect on your liquidity or results of operations. Revise your filing to include a more robust discussion of:

* the effect of this uncertainty that is reasonably likely to result
in your liquidity or working capital decreasing in a material way, as
required by Regulation S-K Item 303(a)(1) and related instruction
3-
5,
* the effect of this uncertainty that is reasonably likely to result
in a material change in your capital resources and their relative cost, as required by Regulation S-K Item 303(a)(2)(ii),
* the material changes in your financial condition as of January
1,
2006, as required by Regulation S-K Item 303(b)(1),
* the indications of which balance sheet, income statement or cash flow items should be considered in assessing liquidity,
* a discussion of your analysis of the likelihood that your assets could be liquidated in order to satisfy this debt;
* the difficulties involved in assessing the effect of the amount
or
timing of the refinancing, and
* the types of financing that are reasonably likely to be
available,
or of the types of financing that are reasonably likely to be unavailable, including the amounts or ranges involved and the terms, and the impact on your cash position, liquidity and results of operations.
You may refer to Financial Reporting Codification sections 501.02-
03
and 501.13-13(b) for further guidance.

Notes to Condensed Financial Statements

Note 8.  Income Taxes, page 11

2. We note the following items in your filings:

* in Form 10-Q, Note 5 - Debt, on page 10, you disclose that
Levine
Leichtman Capital Partners II, L.P.`s (LLCP) has sold all its shares, representing 38% of your outstanding shares, to institutional investors,
* on page F-22 in your latest Form 10-K, you state that your net operating loss carryforward tax benefits may be subject to annual limitations due to ownership changes, and,
* in Form S-3/A, on page 14, you disclose that the institutional investors are to be the selling shareholders of the shares acquired from LLCP.

With regard to these disclosures:

* Tell us the facts and circumstances you considered in order to conclude that LLCP`s sale of such shares and/or the subsequent sale of those shares by the institutional investors is not now and is not anticipated to become a change of control which would limit the utilization of the net operating loss carryforward tax benefits. If you conclude that impairment of your NOLs is not at least reasonably possible, tell us the facts and circumstances you evaluated in reaching this conclusion.

* If utilization of the NOLs is or will become limited, revise your
financial statements, footnotes and Management Discussion and Analysis of Financial Condition and Results of Operations, as appropriate, to reflect any estimated or potential limitation on the
use of such deferred tax benefits.    Please also refer to the
guidance in SOP 94-6, paragraphs 12-18, if you believe that your estimates may need to be changed in the near term.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 551-3761 or Sandra
Eisen
at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.


      					Sincerely,


      					H. Roger Schwall
      Assistant Director

cc: 	C. Parker (via facsimile)
	S. Eisen
	G. Newberry
      C. Moncada-Terry
Mr. James Rudis
Overhill Farms, Inc.
February 24, 2006
Page 4